

Matt Law

CEO at FSMC

Daytona Beach, Florida Area

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 **Four Step Marketing Consultants**

Rhema Bible College

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500+ connections

Founder and CEO of FSMC, Husband to Sarah, Dad to Libby and Mattie. Passionate about marketing and growth!

Experience

President and CEO
Four Step Marketing Consultants
Feb 2008 – Present • 10 yrs 5 mos
1609 S State Road 15a #6 DeLand, FL 32720

Oversee daily operations and marketing team for all marketing projects at MarketingConsultants.com. Speaker at all FSMC trainings. Author of the Four Step Marketing Blueprint.

President and CEO
Freedom Home Loans, Inc
Sep 2001 – Sep 2007 • 6 yrs 1 mo

Education

Rhema Bible College
Theology/Theological Studies
1996 – 1998

Volunteer Experience

Board Member
Lighthouse Preparatory Academy
2012 – 2012 • less than a year
Education

Skills & Endorsements

Marketing · 83

 Endorsed by **Sky Carlisle and 3 others who are highly skilled at this**

Online Marketing · 59

 Endorsed by **Allen MacCannell and 1 other who is highly skilled at this**

Blogging · 58

Melanie G. and 57 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)

 **Scott J. Weaver Sr.-SJWeaver Marketing Consulting**
Consulting| Marketing Strategy|Social Media Marketing|Search Engine Marketing|More Revenues for Business/Organization

October 17, 2015, Scott J. Weaver Sr.- was a client of Matt's

Matt is extremely intelligent and confident in all matters relating to digital marketing. He has proven to grow a company 4x in growth of sales revenues.

He is extremely creative and motivated to bring success to all those whose lives he touches. I highly recommend Matt Law to any corporation that is seeking to expand their service or product growth for their business.

Accomplishments

1 **Language**   ⌄
English

1 **Organization**   ⌄
Four Step Marketing Consultants

1 **Publication**   ⌄
The Four Step Marketing Blueprint

Interests

 **Four Step Marketing Consultants**
10 followers

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